UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 26, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 26, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Scheme of Arrangement between Tata Motors Finance Limited (Transferor Company) and Sheba Properties Limited (Transferee Company)

Mumbai, September 26, 2016: We would like to inform that the Board of Directors of Tata Motors Finance Limited (TMFL) and Sheba Properties Limited, subsidiaries of the Company, have approved the Scheme of Arrangement at meetings held on September 26, 2016. Reproduced below is the intimation issued by TMFL to the Stock Exchanges, which is self-explanatory.

  "Sub: Approval of the scheme of arrangement at the meeting of the Board of Directors of Tata Motors Finance Limited ("Company") held on September 26, 2016

  In terms of Regulation 51(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Boards of Directors of the Company and Sheba Properties Limited ("Sheba") at its meetings held today have approved a scheme of arrangement under Section 391 to 394 of the Companies Act, 1956 ("Scheme"), for the transfer by the Company of its undertaking comprising the new vehicle finance line of business including all assets and liabilities (including the present listed debt securities of the Company) comprising part of that undertaking ("New Vehicle Finance Business") to its subsidiary Sheba for a lumpsum consideration (arrived at based on an independent valuation exercise) and on the terms and conditions more particularly set out in the Scheme. The Scheme will come into effect after obtaining of all applicable approvals including the sanction of the Hon'ble High Court of Bombay.

  The Company is a systemically important non-deposit taking non-banking financial company and is presently classified as an asset finance company. Sheba is a subsidiary of the Company and is also a non-deposit taking non-banking financial company.

  The key rationale for the Scheme is to transfer New Vehicle Finance Business to Sheba with a view to convert the Company into a systemically important core investment company and to consolidate the different vehicle financing and other allied operations in a more focused manner under the Company and its subsidiaries.

  Kindly inform your members accordingly and acknowledge the receipt."

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.